82-3116

GREAT QUEST
METALS LTD.

March 14, 2005

SUPPL

RECEIVED
2005 MAR 22 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commissio[redacted]
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

05006739

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 14, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 3/23

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 14, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Private Placement
Update on Drill Program

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the Company has now closed the sale of 769,500 units, of the 1,400,000 unit private placement originally announced in November, 2004, to raise proceeds of $400,140. The Company closed the private placement before completion to start the drill program on the Djambaye 2 gold zone. The drill sites are being prepared this week, and drilling should commence by next week. The shares, warrants and any shares issued on exercise of warrants are subject to a hold period and may not be traded in British Columbia until July 12, 2005 except as permitted by the *Securities Act* (British Columbia) and the Rules made thereunder and the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E